Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Capital Corporation II
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$0.00	0.014760%	$0.00
Fees Previously Paid	$7,380.00		$7,380.00
Total Transaction Valuation	$50,000,000
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$7,380.00
Total Fee Offsets			$0.00
Net Fee Due			$0.00